Exhibit 99.2

FROM:	Donald L. Ciffone, Jr., Chairman of the Board, CEO and President
SUBJECT:	Stock Option Exchange
DATE:	August 21, 2003

Dear Employee:

I am happy to announce that we are planning to offer eligible employees the opportunity to exchange certain outstanding stock options for new stock options (the “Exchange Offer”). Stock options are a valuable motivation and retention tool and, as such, help to align employee and stockholder interests. Many of the currently outstanding stock options held by our employees are “underwater,” which means that the per share exercise prices of the stock options are greater than the current market price of our common stock. As a result, our board of directors intends the Exchange Offer to help ensure that employees are appropriately incented to continue to grow our business and meet our objectives.

The Exchange Offer will allow eligible employees of Exar to exchange certain underwater stock options for new stock options. These new stock options will be granted on the first business day that is at least six months and one day after the exchanged stock options are cancelled. The price of these new stock options will be equal to the lower of: (1) the last quoted per share selling price for the Company’s common stock on the Nasdaq National Market on the new option grant date or (2) the arithmetic mean of the highest and lowest quoted selling prices on the Nasdaq National Market on the new option grant date.

Below is a summary of some of the expected terms of the Exchange Offer. Please note that because the Exchange Offer has not yet commenced, the following do not constitute the final terms of the Exchange Offer. The final terms will be provided to eligible employees on the day the Exchange Offer begins.

Eligible Employees: As currently planned, regular, full-time, U.S.-resident employees of Exar will be eligible to participate in the Exchange Offer, the commencement of which is expected to be August 27, 2003. However, members of our board of directors, executive officers and other employees who are subject to Section 16(b) of the Exchange Act, as amended, will not be eligible to participate in the Exchange Offer.

Eligible Options: All outstanding stock options with exercise prices equal to or greater than $26.00 per share likely will be eligible for exchange. If you are an eligible employee who participates in the Exchange Offer, you will be required to exchange (i) all of your outstanding stock options with exercise prices equal to or greater than $26.00 per share and (ii) all outstanding stock options that were granted at any time within six months prior to the commencement of the Exchange Offer, regardless of exercise price.

Exchange Ratio: The number of new stock options you will be granted if you participate in the Exchange Offer depends on the original exercise price at which your exchanged stock options were granted. We currently expect the exchange ratios to be as follows:

•	Exchanged options with an exercise price per share equal to or greater than $26.00 and less than or equal to $50.00 will be replaced with new stock options at an exchange ratio of one (1) new stock option for every two (2) exchanged options.

•	Exchanged options with an exercise price per share greater than $50.00 will be replaced with new stock options at an exchange ratio of one (1) new stock option for every four (4) exchanged options.

•	Existing stock options with an exercise price per share less than $26.00 will not be eligible for exchange in the Exchange Offer, except that any such stock options that were granted at any time within six months prior to the commencement of the Exchange Offer will be required to be exchanged as a condition to participation in the Exchange Offer. Such stock options will be replaced with new stock options at an exchange ratio of one (1) new stock option for every one (1) exchanged stock option.

Vesting: Each new stock option will be subject to a new vesting schedule that will begin on the new option grant date, which we anticipate to be as follows:

•	If any portion of the exchanged options are vested as of the date such exchanged options are cancelled, then the corresponding portion of the new stock options granted in exchange for the vested exchanged options will be fully vested nine (9) months from the new option grant date; and

•	If any portion of the exchanged options are unvested as of the date such exchanged options are cancelled, then fifty percent (50%) of the corresponding portion of the new stock options granted in exchange for the unvested exchanged options will vest on the one (1) year anniversary of the new option grant date and the remaining fifty percent (50%) of the new stock options will vest on the two (2) year anniversary of the new option grant date.

In each case, vesting will be subject to your continued employment with Exar on each relevant vesting date.

Exercise Price of the New Options: The exercise price of the new stock options will be equal to the lower of: (1) the last quoted per share selling price for the Company’s common stock on the Nasdaq National Market on the new option grant date or (2) the arithmetic mean of the highest and lowest quoted selling prices on the Nasdaq National Market on the new option grant date. Since the new option grant date is in the future, we cannot predict the exercise price of the new stock options.

Term of the New Options: The new stock options will expire no later than five (5) years from the new option grant date.

Securities and Exchange Commission (the “SEC”) regulations require that we have an offer period that gives you at least twenty (20) business days to decide whether to participate in the Exchange Offer. At the end of the twenty (20) business days, we will close the offer period and the tendered options that are accepted for exchange will be cancelled. We expect the offer period to close on September 25, 2003 and the exchanged options to be cancelled on September 26, 2003. Accordingly, we expect to grant new stock options on March 29, 2004. Please note that the dates may change if we choose to begin the Exchange Offer on a different date or extend the offer period. You must be a regular, full-time, U.S.-resident employee of Exar continuously until the date we grant the new stock options in order to receive new stock options.

The Exchange Offer will be subject to the terms and conditions of an Offer to Exchange Certain Outstanding Options for New Options and the related election form and withdrawal form (together, the “Exchange Offer Documents”), which we expect to deliver to eligible employees on August 27, 2003. Please note that until the commencement of the Exchange Offer and the distribution of the Exchange Offer Documents to eligible employees, we will be unable to provide any additional information or answer any questions regarding the Exchange Offer or the Exchange Offer Documents due to applicable U.S. securities laws.

Participation in the Exchange Offer will be completely voluntary. The Exchange Offer Documents will contain information explaining the steps you must take if you wish to participate in the Exchange Offer. Participating in the Exchange Offer will involve risks that will be discussed in the Exchange Offer Documents. We recommend that you speak with your personal financial, legal and/or tax advisors to weigh the benefits and risks involved in participating in the Exchange Offer. If you choose not to participate, you will retain your current stock options under their current terms and conditions.

If we commence the Exchange Offer as expected, informational meetings will likely be scheduled for Friday, September 5, 2003 at 10:00 a.m. and 1:30 p.m. at Exar’s principal executive office at 48720 Kato Road, Fremont, CA 94538 in the Eisenhower Room. During these meetings, we will address the Exchange Offer and any questions you may have.

Exar Corporation has not yet commenced the Exchange Offer described herein. Upon commencement, Exar will file with the SEC a Schedule TO and related exhibits, including the Exchange Offer Documents and other related documents. The Exchange Offer Documents will be delivered to all eligible Exar employees. Eligible employees are strongly encouraged and advised to read all of the Exchange Offer Documents when these documents become available because they will contain important information about the Exchange Offer. Eligible employees are also strongly encouraged to consult tax and financial advisors before making any decision about the Exchange Offer.

The Exchange Offer Documents and other documents filed by Exar with the SEC will be available without charge at the SEC website at www.sec.gov and Exar’s website at www.exar.com. This email does not constitute an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities, nor shall there be any sale or exchange of securities in any jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification of the securities under the securities laws of that jurisdiction.